Writer's Direct Dial: +31 (0) 71 519 9230
E-Mail: leon.kruimer@crucell.com

April 6, 2010

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Mail Stop 6010 Washington, D.C. 20549 United States

Re:	Crucell N.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008 (File No. 000-30962)

Dear Mr. Rosenberg:

By letter dated November 6, 2009, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008 (the “2008 Annual Report”) filed by Crucell N.V. (the “Company”) with the Commission on April 22, 2009. On December 8, 2009, the Company responded to those comments (“First Response”). By letter dated January 22, 2010, the Staff provided comments to our First Response. This letter contains the Company’s responses to those comments.

For convenience, we have reproduced the Staff’s comments in bold and provided our responses immediately below them.

Management Report
Liquidity, page 98

1.	Please confirm that you will provide a similar level of disclosure in your future filings as you have provided in your response to prior comment one.

We confirm that we will provide a similar level of disclosure in our future filings as we have provided in our response to prior comment one.

Exhibits, Page 190

2.
We have reviewed your response to prior comment six. Based on your response, it appears that Quinvaxem accounted for 37.6% of your 2008 net product sales. In addition, you disclose on page 10 of your 20-F, “The significant growth of Quinvaxem in 2008 is expected to continue in 2009. This product . . . is Crucell’s best selling product.  Quinvaxem has enabled the company to become a major supplier to paediatric vaccination programs worldwide.” In connection with your sale of Quinvaxem, it appears that your business is substantially dependent on the profit sharing agreement with Novartis and your purchase contract with your largest customer which accounted for 37.6% of your 2008 net product sales. Please file these agreements pursuant to 4(b)(ii) of the Instructions as to Exhibits of Form 20-F. In addition, please revise your disclosure to describe the material terms of each of these agreements, including, but not limited to any payment provisions, a range of royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions.

UNICEF

As discussed with the Staff by telephone on March 23 and 24, 2010, we entered into a ‘long-term arrangement’ with UNICEF for the sale of Quinvaxem for the period 2007 through 2009, and recently entered into a renewed ‘long-term arrangement’ (the “LTA”) with UNICEF for the period 2010 through 2012.  The LTA includes estimated amounts of Quinvaxem that UNICEF intends to purchase from the Company during the arrangement period and the maximum prices at which such Quinvaxem will be sold.  Actual purchases of Quinvaxem are made pursuant to individual purchase orders which are delivered by UNICEF to the Company from time to time during the arrangement period and which when accepted by the Company constitute binding purchase contracts between the two parties.  The LTA does not require UNICEF to purchase any minimum quantity of Quinvaxem from the Company nor is UNICEF restricted from sourcing Quinvaxem from any other supplier during the term of the arrangement.  While sales of Quinvaxem to UNICEF are clearly material to our business, because it does not obligate UNICEF to purchase any minimum quantity of Quinvaxem, we do not believe that the LTA itself is.  As discussed with the Staff by telephone, we therefore propose not to include the LTA as a material contract exhibit to our 2009 Annual Report on Form 20-F (the “2009 Annual Report”), which we intend to file on or around April 6, 2010.

Below is the disclosure relating to the LTA that we intend to include in our 2009 Annual Report. In addition, per the Staff’s request, we will provide under separate cover through registered mail a copy of the LTA document to the Staff for their review pursuant to Rule 12b-4 of the U.S. Securities Exchange Act of 1934, as amended.

“On December 18, 2009, we renewed our previous long-term arrangement with the United Nations Children’s Fund (UNICEF) relating to the purchase of our childhood vaccine, Quinvaxem (the “Long-Term Arrangement”). The Long-Term Arrangement includes estimated amounts of Quinvaxem that UNICEF intends to purchase from the Group during the arrangement period (2010 through 2012) and a maximum aggregate purchase price for such Quinvaxem of nearly $300 million, though revenues are expected to grow further during the new arrangement period as UNICEF solicits new tenders for the sale of Quinvaxem.  Actual purchases of Quinvaxem are made pursuant to individual purchase orders which may be delivered by UNICEF to the Group from time to time during the arrangement period and which when accepted by the Group constitute binding purchase contracts between the Group and UNICEF. The Long-Term Arrangement does not require UNICEF to purchase any minimum quantity of Quinvaxem from the Group nor is UNICEF restricted from sourcing Quinvaxem from any other supplier during the term of the arrangement.

Pursuant to the Long-Term Arrangement, the Group agrees to provide vaccines that are produced and tested in conformity with the requirements of applicable legislation and certain World Health Organization (WHO) standards. The Group also warrants to UNICEF that the vaccines delivered will be new, in accordance with certain stated specifications, and fit for the particular purpose for which they are intended. The Group agrees to indemnify UNICEF, each government receiving the vaccines from UNICEF, and any party making a financial contribution to the purchase of the vaccines, for any losses or damages arising from the purchase, distribution and use of the vaccines (unless attributable to any fault or negligence of UNICEF or any such government or other party). If either party breaches its obligations under the Long-Term Arrangement, the other party may terminate the arrangement with 30 days’ prior written notice.”

In addition, below in bold/underline is new language we intend to add to our ‘Concentration of sales’ risk factor, in relation to the LTA.

“Concentration of sales
We are dependent on a limited number of products and customers for a majority of our revenues and expect this dependence to continue in the foreseeable future. Our core product portfolio consists of eight vaccines, namely Quinvaxem, Hepavax-Gene, Epaxal Junior and MoRu-Viraten (paediatric vaccines), Inflexal V (influenza vaccine), Dukoral, Epaxal and Vivotif (travel vaccines). The sales to our largest customers, which are in the paediatric vaccines area, represented a considerable part of our net product sales in 2009. In particular, we are highly dependent on sales of Quinvaxem and Inflexal V. If these products were to become subject to any problem such as unexpected side effects, product liability litigation, loss of patent protection, supply interruptions, regulatory proceedings, publicity affecting doctor or patient confidence or pressure from competitive products, or if a new more effective treatment is introduced, we could experience a significant decrease in revenues and an adverse effect on our financial results. In addition, although our largest customer, UNICEF, has renewed a long-term arrangement with the Group to purchase estimated quantities of Quinvaxem during the period 2010 through 2012, UNICEF is not obligated under that arrangement to purchase any minimum quantity of Quinvaxem from the Group.  Sales of Quinvaxem to UNICEF are made pursuant to individual purchase orders. If UNICEF were to significantly decrease its purchases of Quinvaxem from us, this would result in a significant decrease in revenues and have an adverse effect on our financial results.  Additionally, our results may fluctuate as a result of seasonality in our business. In particular, the market for influenza vaccines is highly seasonal so a majority of our sales tends to occur in the second half of the year. Delays in production or distribution processes could result in a significant sales reduction.”

Novartis

In our First Response, we indicated that we did not believe the collaboration agreement with Novartis was central to our business and therefore we were of the view that it did not need to be filed with the Commission. However, since delivering our First Response, it has come to our attention that we previously filed this agreement with the Commission on December 7, 2007 (it is incorporated by reference as Exhibit 4.11 to our 2008 Annual Report). The collaboration agreement filed with the Commission includes the profit-sharing arrangements, project development plans, bulk supply and materials transfer agreements and other details relating to our collaboration with Novartis to produce and sell Quinvaxem. (Novartis is the successor in interest to the counterparties listed in 4.11 of the Exhibit Index of our 2008 Annual Report.)

Below is the disclosure of the material terms of this agreement that we propose to include in our 2009 Annual Report.

“On April 30, 2001, Novartis Vaccines and Diagnostics GmbH (formerly Chiron Behring) and Novartis Vaccines and Diagnostics Srl (formerly Chiron S.p.A.) entered into a collaboration with Rhein Biotech and Greencross Vaccine (currently wholly-owned subsidiaries of the Crucell) to jointly develop, register and market a fully liquid pentavalent vaccine against five childhood diseases, which was later called Quinvaxem.

The collaboration was memorialized in three related contracts that were filed together with the Commission on December 7, 2007 and appear as Exhibit 4.11 to Crucell’s annual report for 2008 on form 20-F.

The first agreement (the “Collaboration Agreement”) describes the framework for the collaboration with Novartis with emphasis on the responsibilities of both companies for the research, development and manufacture (at Crucell’s production facilities in Korea) and registration (with both the local regulatory body and the World Health Organization) of Quinvaxem. Novartis and Crucell are each obligated to provide their respective vaccine components in sufficient quantities to fulfill the minimum contract requirements as defined in the Collaboration Agreement. The parties agree that the development costs of Quinvaxem are shared between them. The Collaboration Agreement also sets out the rights and obligations of each party with respect to marketing Quinvaxem. While each company owns its own technology utilized to produce its respective vaccine components, shared background technology is owned jointly by both companies. Each party grants to the other party a royalty free license to the other party’s technologies to make, use and sell Quinvaxem.

The Collaboration Agreement also sets out the conditions for marketing Quinvaxem within the scope assigned to Crucell, which originally covered sales to supranational organizations. This scope was expanded in 2008 by an amendment that grants Crucell the right to sell Quinvaxem through national tenders and direct sales in several specified countries. The Collaboration describes the conditions for marketing Quinvaxem in the scope assigned to Novartis, which includes sales to all local governments through tenders as well as direct sales in all territories with the exception of sales to supranational organizations and the territories assigned to Crucell pursuant to the 2008 amendment described above.

The second agreement (the “Bulk Supply Agreement”) sets out the terms and conditions pursuant to which Crucell purchases four antigens for the production of its pentavalent vaccine from Novartis, namely Diphtheria, Tetanus, whole cell Pertussis and Haemophilus Influenzae Type-B. Built into the purchase price is a profit-sharing mechanism between the two companies. Crucell is obliged to provide a two-year forecast of demand for the vaccine components provided by Novartis, a certain percentage of which constitutes a binding purchase commitment from Crucell. Crucell uses the four Novartis antigens to combine with its own hepatitis B vaccine to produce Quinvaxem. The product must comply with World Health Organization (WHO) requirements and other requirements stipulated by Novartis. Risks relating to the production and marketing of Quinvaxem are borne entirely by Crucell.

The third agreement (the “Supply and Manufacturing Agreement”) sets out the terms and conditions pursuant to which Novartis supplies the four Novartis antigens on a consignment basis to Crucell in order to manufacture Quinvaxem. Crucell receives a manufacturing fee, which includes a profit-sharing mechanism, for producing Quinvaxem at its facilities in Korea.

Novartis and Crucell meet twice a year at a steering committee meeting to discuss the further development, manufacturing and marketing of Quinvaxem. While the agreements described above are of an indefinite term, they may be terminated by either party in the event that certain named competitors of the parties acquire a controlling interest in the other party. No royalties or milestone payments are payable under any of the agreements described above.”

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +31 (0)71 519 9230 and/ or Mr. Onno Krap of Crucell N.V. +31 (0)71 519 9226.

Very truly yours,

/s/ Leon Kruimer
Leon Kruimer

cc:	Mr. Rene Beukema, Crucell N.V. Mr. Onno Krap, Crucell N.V.
Mr. Marc Hermans, Crucell N.V.
Mr. Pierre-Marie Boury, CGSH Mr. Pieter van de Goor, Deloitte